Exhibit 99.2

ADDENDUM TO SEABRIDGE GOLD NEWS RELEASE DATED APRIL 27, 2020

Additional Information on Mineral Resources, Mine Design, Production Plans, Capital and Operating Costs and Economic Analysis in the KSM 2020 PEA

Mineral Resources

The 2020 PEA is based on the 2019 Mineral Resource estimates. Measured and Indicated Mineral Resources at KSM are estimated at 3.0 Bt grading 0.52 grams per tonne (g/t) gold, 0.21% copper and 2.8 g/t silver (50.4 million ounces of gold, 14.2 billion pounds of copper and 269.7 million ounces of silver). An additional 4.6 Bt are estimated in the Inferred Mineral Resource category grading 0.38 g/t gold, 0.32% copper and 2.2 g/t silver (56.9 million ounces of gold and 32.1 billion pounds of copper and 331.2 million ounces of silver). Metal prices of US$1,300 per ounce gold, US$3.00 per pound copper, and US$20.00 per ounce silver with a foreign exchange rate of US$ 0.83 per C$1.00 are used in calculating the various cut-offs applied to KSM’s Mineral Resource estimates. A detailed breakdown of KSM’s Mineral Resources as of December 31, 2019 are as follows:

KSM Mineral Resources Effective as of December 31, 2019

Measured Mineral Resources (Undiluted)
Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)
Mitchell	Conceptual LG Pit	$9	699	0.63	14,158	0.17	2,619	3.1	69,667	59	91
	Conceptual Block Cave	$16	51	0.59	967	0.20	225	4.7	7,707	41	5
	Total Mitchell Measured	n/a	750	0.63	15,125	0.17	2,844	3.2	77,374	58	96
Total	Total KSM Measured	n/a	750	0.63	15,125	0.17	2,844	3.2	77,374	58	96

Indicated Mineral Resources (Undiluted)
Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)
Kerr	Conceptual LG Pit	$9	351	0.22	2,483	0.41	3,172	1.1	12,413	4	3
	Conceptual Block Caves	$16	23	0.24	177	0.46	233	1.8	1,331	14	1
	Total Kerr Indicated	n/a	374	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Sulphurets	Conceptual LG Pit	$9	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
	Total Sulphurets Indicated	n/a	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Mitchell	Conceptual LG Pit	$9	920	0.57	16,860	0.16	3,244	2.8	82,820	61	124
	Conceptual Block Cave	$16	125	0.58	2,331	0.20	551	4.7	18,889	38	10
	Total Mitchell Indicated	n/a	1,045	0.57	19,191	0.16	3,795	3.0	101,709	58	134
Iron Cap	Conceptual Block Caves	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
	Total Iron Cap Indicated	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
Total	Total KSM Indicated	n/a	2,288	0.48	35,314	0.22	11,315	2.6	192,351	45	228

Measured + Indicated Mineral Resources (Undiluted)
Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)
Kerr	Conceptual LG Pit	$9	351	0.22	2,483	0.41	3,172	1.1	12,413	4	3
	Conceptual Block Cave	$16	23	0.24	177	0.46	233	1.8	1,331	14	1
	Total Kerr M+I	n/a	374	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Sulphurets	Conceptual LG Pit	$9	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
	Total Sulphurets M+I	n/a	446	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Mitchell	Conceptual LG Pit	$9	1,619	0.60	31,018	0.16	5,863	2.9	152,487	60	215
	Conceptual Block Cave	$16	176	0.58	3,298	0.20	776	4.7	26,596	39	15
	Total Mitchell M+I	n/a	1,795	0.59	34,316	0.17	6,639	3.1	179,083	58	230
Iron Cap	Conceptual Block Cave	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
	Total Iron Cap M+I	$16	423	0.41	5,576	0.22	2,051	4.6	62,559	41	38
Total	Total KSM M+I	n/a	3,038	0.52	50,439	0.21	14,159	2.8	269,725	48	324

Inferred Mineral Resources (Undiluted)
Zone	Type of Constraint	NSR Cutoff (C$/tonne)	Tonnes (M)	Au (g/t)	Au (000 oz)	Cu (%)	Cu (Mlb)	Ag (g/t)	Ag (000 oz)	Mo (ppm)	Mo (Mlb)
Kerr	Conceptual LG Pit	$9	78	0.27	677	0.21	361	1.3	3,260	6	1
	Conceptual Block Cave	$16	1,921	0.31	19,146	0.41	17,359	1.8	111,171	24	102
	Total Kerr Inferred	n/a	1,999	0.31	19,823	0.40	17,720	1.8	114,431	23	103
Sulphurets	Conceptual LG Pit	$9	223	0.44	3,155	0.13	639	1.3	9,320	30	15
	Total Sulphurets Inferred	$9	223	0.44	3,155	0.13	639	1.3	9,320	30	15
Mitchell	Conceptual LG Pit	$9	318	0.37	3,783	0.09	631	3.0	30,672	56	39
	Conceptual Block Cave	$16	160	0.51	2,623	0.17	599	3.5	18,004	44	16
	Total Mitchell Inferred	n/a	478	0.42	6,406	0.12	1,230	3.2	48,676	52	55
Iron Cap	Conceptual Block Cave	$16	1,899	0.45	27,474	0.30	12,556	2.6	158,741	30	126
	Total Iron Cap Inferred	$16	1,899	0.45	27,474	0.30	12,556	2.6	158,741	30	126
Total	Total KSM Inferred	n/a	4,599	0.38	56,858	0.32	32,145	2.2	331,168	29	299

Notes: Mineral Resources have an effective date of December 31, 2019. The 2019 Sulphurets drill holes were not used in the construction of the resource model but were used to validate the interpretations of the model. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. The Mineral Resources are inclusive of Mineral Reserves. Numbers may not add due to precision and roundoff of tonnes and grade.

2020 PEA Mine Design

The mill feed in the 2020 PEA mine plan from open pit and underground is limited by a tailings capacity of 2.4 Bt. Mine planning optimization within the larger 2020 PEA resources results in higher mill feed grades and an improved production schedule compared to the 2016 PEA. The 2020 PEA utilizes Measured, Indicated and Inferred Mineral Resources in mine planning. Material that would be mined in the 2020 PEA is based on open pit mining for the Mitchell, Sulphurets and Kerr deposits, and underground mining for the Iron Cap and Deep Kerr deposits. Mitchell open pit is the sole source of mill feed during initial capital payback. Mill feed then transitions to Iron Cap and Deep Kerr block cave mines supplemented by a Kerr and Sulphurets open pit during the transition. There is no Mitchell underground production in the 2020 PEA. Approximately one-third of the mill feed would come from open pit operations and two-thirds from underground operations.

Waste to mill feed cut-offs are determined using a Net Smelter Return (“NSR”) for each block in the model. The pit delineated resources use an NSR cut-off grade varying between C$15/t and C$25/t for Mitchell, and a constant NSR cut-off grade of C$17/t for Kerr and Sulphurets. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, and US$17.50 per ounce silver and a foreign exchange rate of US$ 0.83 per C$1.00 are used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations are used to define open pit mine plans in the 2020 PEA. The pit limits of the 2020 PEA are inside the pit limit of the 2016 PFS. The mine design for the 2020 PEA focuses on improving the early mine plan variable cutoff strategy to select higher grade blocks, reducing waste mined and applying geotechnical data collected over the last 9 years to optimize pit slope designs. Initial waste pre-stripping in the Mitchell pit applies slot dozing and truck-shovel tramming to minimize pre-strip waste mining costs. Additionally, pre-production mining in Mitchell pit includes a quarry for construction rock that has been tested to be geomechanically and geochemically suitable. This allows deferment of Sulphurets mining to later in the production plan thereby simplifying early mining operations.

The underground block caving mine designs for Iron Cap and Deep Kerr are based on modeling using GEOVIA’s Footprint Finder (FF) and PCBC software. The ramp-up and maximum yearly mine production rates are established based on the rate at which the drawpoints are constructed and the assumptions are conservatively less than the demonstrated maximum industry rate and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs are based on industry averages adjusted to suit the anticipated conditions.

The 2020 PEA Iron Cap block cave mine includes an estimated development duration of 4 years, a production ramp-up period of 6 years, steady state production at 32.9 million tonnes per year for 17 years, and then a production ramp-down period of 6 years. The 2020 PEA Iron Cap mine design is significantly larger than the 2016 PEA design with roughly a 3 times larger footprint. Since the Iron Cap block cave is located adjacent to the Mitchell-Treaty Tunnels (“MTT”), the conduit between mine and mill, it has lower development capital and is developed faster compared to the Deep Kerr block cave.

The 2020 PEA Iron Cap mine is designed as an electrified mine with partial automation where battery electric vehicles replace diesel production loaders on the extraction level and trains replace trucks on the haulage level, resulting in a 76% reduction in diesel consumption over the course of proposed block cave development and operation. The height of draw averages around 500m, ranging from 200m on the west limit that is developed early in the mine life to 750m on the east edge of the design that is developed late in the mine life. The electrified mine design has an 11% higher capital cost versus a conventionally developed and operated mine that is wholly offset by 27% lower operating costs based on diesel consumption savings, equipment maintenance and labor savings, and leveraging relatively inexpensive green power supplied by BC Hydro, resulting in approximately 11% lower total cost per tonne mined.

The 2020 PEA Deep Kerr block cave would have an estimated development duration of five years, a production ramp-up period of five years, and steady state production at 29.2 million tonnes per year for 20 total years with a seven year production dip to as low as 15.0 million tonnes during the transition from the first to second lift. Considering the impact that the larger Iron Cap mine made to the 2020 PEA production plan, coupled with fixed tailings storage capacity, any deeper development below the second lift of Deep Kerr was unnecessary.

The 2020 PEA Deep Kerr block cave has been designed as a conventionally developed and operated block cave mine leaving additional upside for business case improvement by electrification. The 2020 PEA underground development plan excluded a Mitchell block cave as the other mill feed sources generate better economics.

The first underground mill feed production from Iron Cap and Deep Kerr block caves occur in Years 6 and 12 respectively, and there is no development overlap between both initial block cave mines. The mining NSR shut-off grade is C$20 per tonne for the Iron Cap block cave and C$18 per tonne for the Deep Kerr block cave. The mill feed contained in the mine plan for the 2020 PEA including dilution and mining losses are stated as follows:

Mill Feed Used in the PEA Mine Plan
				Average Grades			Contained Metal
Zone	Mining Method	Classification	Tonnes (millions)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold M oz’s	Copper M lbs	Silver M oz’s
Mitchell	Open Pit	M+I	607	0.77	0.20	3.3	15.0	2,631	64.9
		Inferred	6	0.64	0.16	7.9	0.1	20	1.5
Iron Cap	Block Cave	M+I	58	0.62	0.28	3.2	1.1	354	5.9
		Inferred	685	0.58	0.36	3.0	12.7	5,424	65.4
Sulphurets	Open Pit	M+I	101	0.73	0.31	1.0	2.4	696	3.2
		Inferred	4	0.66	0.25	1.7	0.1	23	0.2
Kerr	Open Pit	M+I	85	0.28	0.61	1.5	0.8	1,148	4.0
		Inferred	4	0.99	0.09	1.2	0.1	8	0.2
	Block Cave	M+I	48	0.25	0.53	1.3	0.4	557	2.0
		Inferred	777	0.31	0.49	1.7	7.8	8,339	43.6
Total Open Pit Mill Feed		M+I	793	0.71	0.26	2.8	18.1	4,476	72.1
		Inferred	14	0.74	0.16	4.2	0.3	50	1.9
Total Block Cave Mill Feed		M+I	106	0.45	0.39	2.3	1.5	911	7.9
		Inferred	1,462	0.44	0.43	2.3	20.5	13,763	109.0
Total Mill Feed Mined		M+I	898	0.68	0.27	2.8	19.6	5,387	80.0
		Inferred	1,476	0.44	0.42	2.3	20.8	13,813	110.8

Note: The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

2020 PEA Production Plan

The 2020 PEA mine production plan starts in lower-cost open pit areas using conventional large-scale equipment followed early in the production plan by initial development of block cave mining. Starter pits have been selected in higher grade areas and cutoff grade strategy maximizes revenues to minimize the payback duration.

After Year 1 ramp-up, the mill throughput averages 170,000 tpd through Year 33, then diminishes to roughly half that throughput rate constrained by mill feed supply from only one underground source through the end of the mine life. In the 2020 PEA, KSM’s mine life is compressed to 44 years compared to prior studies that had 50+ year mine lives, by feeding the mill at nameplate capacity for a longer duration, thus better utilizing the asset and improving overall project economics. Production starts with mill feed from the Mitchell pit through the payback period, thus simplifying the mine to mill plan and de-risking initial project cash flow since Mitchell is the most studied of the four KSM deposits. After project payback, mill feed then transitions to Iron Cap and Deep Kerr block cave mines supplemented by Kerr and Sulphurets open pits during the transition. No production overlap of the Kerr open pit with the Deep Kerr block cave occurs. Open pit mining pauses at Year 16 with all mill feed production thereafter being from Iron Cap and Deep Kerr block cave mines. A final phase of the Mitchell pit would be mined from Years 29 to 34 to supplement mill feed as the Iron Cap block cave winds down. Re-sequencing the open pit mine plan by deferring the Kerr and Sulphurets satellite pits helps defer their higher mine development costs. The early focus on Mitchell pit leverages its near-surface higher grade gold zone outcrops allowing for gold production that is substantially above the mine life average grade. An additional benefit of the 2020 PEA production plan is that it stores all mine waste rock in the Mitchell valley reducing the mine waste footprint by eliminating the McTagg RSF and consolidating all the mine waste upstream of key water control facilities including the water storage reservoir and two water treatment plants.

The increased planned production rate and significant growth of Iron Cap’s Mineral Resource merited placement early in the mine life sequence. The 2020 PEA would start delivering mill feed from underground mines at Iron Cap in Year 6 and from Deep Kerr in Year 12 based on sequential development. Once Deep Kerr block cave mine comes online, mill feed is mostly from underground sources through the end of mining. Underground production ends in Year 44, when maximum Tailings Management Facility (TMF) capacity is reached. Notable is that Deep Kerr’s second lift has no ramp down as the production plan artificially truncates the last six years due to tailing facility capacity constraint.

The production plan is specifically designed for mining highest gold grade first to facilitate capital investment payback. Open pit design improvements in the 2020 PEA yield an improved early average gold grade of 14% (from 0.78 g/t to 0.89 g/t) enhancing economics compared to the 2016 PEA. The 2020 PEA Base Case after-tax payback period is 4.0 years or only 9% of the mine life, compared to 6.4 years in the 2016 PEA. A payback period representing less than 20% of mine life is considered highly favorable. Equally important for the economic improvements emanating from the larger Iron Cap block cave mine is an increase in life of mine average copper grade of 16% (from 0.32% to 0.37%), delivering 2.5 billion lb of additional contained copper to the mill (from 16.7 to 19.2 billion lb) versus the 2016 PEA. Metal production for the first five years, compared to life of mine average production, is estimated as follows:

Average Annual 2020 PEA Base Case Metal Production
	Years 1-5 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.89	0.53
Copper (%)	0.23	0.37
Silver (grams per tonne)	3.7	2.5
Annual Production:
Gold (000 ounces)	1,336	627
Copper (000 pounds)	264,721	385,578
Silver (000 ounces)	4,914	2,558

2020 PEA Capital Cost

The 2020 PEA initial capital estimate is 6% better than the 2016 PEA, emanating from the changes in the initial mine design and also benefitting from an improved US$/C$ exchange rate. Sustaining capital estimated at US$6.9 billion over the 44-year mine life is dominated by Iron Cap and Deep Kerr block cave mine development, and is 31% lower than the 2016 PEA (US$10.0 billion), derived mostly from production plan improvements related to underground mining, more profitable Iron Cap and Deep Kerr block cave mines, limiting cave development to three separate cave horizons through the life of mine instead of the five as described in the 2016 PEA, and an improved US$/C$ exchange rate.

In addition to sustaining capital, a further US$938 million is accounted for in reclamation and closure cost including US$526 million set aside in a sinking fund from operating cash flow to pay for estimated post-closure water treatment obligations. Initial capital and sustaining capital for the 2020 PEA are estimated to an AACE® Class 5 Estimate classification and are summarized as follows:

2020 PEA Base Case Capital Costs (US$ million)
Total
Direct Costs:
Mine Site	1,193
Process	1,359
Tailing Management Facility	488
Environmental	14
On-site Infrastructure	22
Off-site Infrastructure	106
Permanent Electrical Power Supply and Energy Recovery	159
Total Direct Costs	3,342
Total Indirect Costs	802
Owner’s Cost	152
Contingency	859
TOTAL INITIAL CAPITAL	5,156
TOTAL LIFE OF MINE SUSTAINING CAPITAL	6,886

*Sums may not add due to rounding.

2020 PEA Operating Costs

Average mine, process and G&A operating costs over the 2020 PEA mine life (including waste mining and on-site power credits; excluding off-site shipping and smelting costs captured elsewhere in the financial model) are estimated at US$9.98 per tonne milled (before metal credits). The operating costs include current estimates for major cost inputs. Estimated 2020 PEA unit operating cost decreased by 14% relative to the 2016 PEA (US$11.61 per tonne milled) reflecting improved mine designs with mill feed extraction across larger underground mine footprints and simpler water management, eliminating lowest cave levels from the 2016 PEA (Mitchell and Deep Kerr Lift 3), electrification and automation applied to underground mining Iron Cap, and improved US$/C$ exchange rate. A breakdown of estimated unit operating costs is as follows:

2020 PEA Base Case Life-Of-Mine Average Unit Operating Cost (US$ Per Tonne Milled)
Mining (OP & UG; excludes pre-production mine costs)	3.91
Process & TMF Management	4.32
G&A and Site Services	1.23
Other*	0.52
Total Operating Costs	9.98

*Other includes site water management, Provincial Sales Tax and energy recovery.

2020 PEA Economic Analysis

The 2020 PEA Base Case metal pricing and US$/C$ exchange rate are based on April 9, 2020 three-yr trailing averages. Two additional cases are presented: (i) A Comparative Case of the economic projections without the influence of differing metals prices and foreign exchange versus published results from the 2016 PEA, enabling a true comparison of gains made in mine design , and (ii) an Alternative Case incorporating recent spot prices for gold, copper, silver and the US$/C$ exchange rate. The 2020 PEA improves financial metrics over those stated in the 2016 PEA across the board. Improved mine designs and the production plans based on a significantly larger Mineral Resource than in the 2016 PEA deliver lower total capital costs, higher NPV, IRR, operating and total unit costs and a shorter payback. The pre-tax and post-tax estimated economic results in U.S. dollars for the three 2020 PEA cases are as follows:

2020 PEA Projected Economic Results
	Comparative Case		Base Case 3-Year Average	Alternative Case
	2016 PEA	2020 PEA	2020 PEA	2020 PEA
Metal Prices:
Gold ($/ounce)	1,230		1,340	1,700
Copper ($/pound)	2.75		2.80	2.50
Silver ($/ounce)	17.75		16.25	16.00
US$/Cdn$ Exchange Rate:	0.80		0.76	0.72
Cost Summary:
Operating Costs Per Oz of Gold (life of mine; US$)	-$179	-$410	-$472	-$327
Total Cost Per Ounce of Gold Produced (US$)	$358	$92	$4	$124
Initial Capital (incl. pre-production mining; US$)	$5.5 billion	$5.4 billion	$5.2 billion	$4.9 billion
Sustaining Capital (US$)	$10.0 billion	$7.2 billion	$6.9 billion	$6.5 billion
Unit Operating Cost On-site (US$/tonne)	$11.61	$10.50	$9.98	$9.45
Pre-Tax Results:
Net Cash Flow (US$)	$26.3 billion	$31.3 billion	$36.8 billion	$43.4 billion
NPV @ 5% Discount Rate (US$)	$6.1 billion	$8.2 billion	$10.3 billion	$13.2 billion
Internal Rate of Return	12.7%	14.9%	17.5%	21.9%
Payback Period (years)	5.6	4.3	3.6	2.9
Post-Tax Results:
Net Cash Flow (US$)	$16.7 billion	$19.6 billion	$23.0 billion	$27.2 billion
NPV @ 5% Discount Rate (US$)	$3.4 billion	$4.7 billion	$6.0 billion	$7.9 billion
Internal Rate of Return	10.0%	11.9%	14.0%	17.4%
Payback Period (years)	6.4	4.9	4.0	3.2

Note: Operating and total cost per ounce of gold are after copper and silver credits. Total cost per ounce include all start-up capital, sustaining capital and reclamation/closure costs. The post-tax results include the B.C. Mineral Tax and corporate provincial and federal taxes

For a primary copper producer reporting costs per pound of copper produced (net of gold and silver by-products) the Base Case life of mine average operating cost is negative US$0.14 per pound and total life of mine average cost inclusive of all capital is US$0.63 per pound.

For a diversified mining company reporting costs on a co-product basis, the Base Case life of mine average operating costs are US$511 per ounce for gold production and $1.17 per pound for copper production. Total life of mine average costs, inclusive of all capital, are US$717 per ounce of gold produced and US$1.59 per pound of copper produced.

The NI 43-101 Technical Report will include sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

National Instrument 43-101 Disclosure

The 2020 PEA and 2016 PFS incorporate the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this addendum. The principal consultants who contributed to the 2020 PEA and 2016 PFS, and their Qualified Persons, are listed below along with their areas of responsibility:

●	Wood under the direction of Kirk Hanson, MBA, P.E. (capital and operating costs; financial model; 2020 PEA only); Alan Keylock P.Eng. (process design, water treatment and operating costs; 2020 PEA only)
●	Moose Mountain Technical Services under the direction of James Gray, P.Eng. (mine design; capital and operating costs for open pit mines and tunnels).
●	Resource Modeling Inc. under the direction of Michael Lechner P.Geo. (Mineral Resources).
●	Golder Associates Ltd. under the direction of Ross Hammett P.Eng. (block caving assessments).
●	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson P.Geo. (design of surface and tunnel diversion infrastructure, Rock Storage Facility, Tailing Management Facility and Water Storage Dam).
●	W.N. Brazier Associates Inc. under the direction of Neil Brazier, P. Eng. (power infrastructure).
●	Tetra Tech under the direction Hassan Ghaffari, P. Eng (process design, capital and operating costs, financial model; 2016 PFS)